Exhibit 99.3

CWI AM ATLANTA PERIMETER HOTEL, LLC

TABLE OF CONTENTS

Page No.
Report of Independent Registered Public Accounting Firm	2
Consolidated Balance Sheets	3
Consolidated Statements of Operations	4
Consolidated Statements of Changes in Capital	5
Consolidated Statements of Cash Flows	6
Notes to Consolidated Financial Statements	7-13

Report of Independent Registered Public Accounting Firm

To the Members of
CWI AM Atlanta Perimeter Hotel, LLC:

In our opinion, the accompanying consolidated statement of operations, of changes in members’ equity and of cash flows presents fairly, in all material respects, the results of operations and of cash flows of CWI AM Atlanta Perimeter Hotel, LLC and its subsidiary for the period from October 3, 2012 (date of acquisition) to December 31, 2012 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
Other Matter

The accompanying consolidated statement of operations, of changes in members’ equity, and of cash flows for the period from October 3, 2012 (date of acquisition) to December 31, 2012 are presented for purposes of complying with Rule 3-09 of SEC Regulation S-X, however, Rule 3-09 does not require the 2013 or 2014 financial statements to be audited and therefore not covered by this report. We have not audited, reviewed, compiled or performed any other procedures with respect to the unaudited periods.

/s/ PricewaterhouseCoopers LLP
New York, NY
March 12, 2013

Exhibit 99.3 - 2

CWI AM ATLANTA PERIMETER HOTEL, LLC

CONSOLIDATED BALANCE SHEETS (UNAUDITED)

	December 31,
	2014	2013
ASSETS
Net investment in hotel	$48,012,248	$42,357,936
Cash	2,067,674	1,766,893
Restricted cash	537,673	574,192
Accounts receivable, net	208,180	277,419
Deferred financing costs, net	273,722	638,684
Prepaid expenses and other assets	423,821	473,468
TOTAL ASSETS	$51,523,318	$46,088,592

LIABILITIES AND CAPITAL
Debt	$35,258,252	$31,191,117
Accounts payable	425,935	374,643
Due to affiliates	253,848	46,174
Accrued expenses and other	1,153,536	736,399
TOTAL LIABILITIES	37,091,571	32,348,333

Commitments and contingencies (Note 10)

CAPITAL	14,431,747	13,740,259

TOTAL LIABILITIES AND CAPITAL	$51,523,318	$46,088,592

See Notes to Consolidated Financial Statements.

Exhibit 99.3 - 3

CWI AM ATLANTA PERIMETER HOTEL, LLC

CONSOLIDATED STATEMENTS OF OPERATIONS
	For the Year Ended December 31,		For the Period from October 3, 2012 (Acquisition) through December 31,
	2014 (Unaudited)	2013 (Unaudited)	2012
REVENUES
Rooms	$11,616,514	$10,973,948	$2,397,365
Food and beverage	4,962,719	5,143,149	1,389,723
Other hotel income	273,823	317,048	94,818
TOTAL REVENUES	16,853,056	16,434,145	3,881,906

OPERATING EXPENSES
Rooms	2,991,908	3,084,678	694,851
Food and beverage	3,096,193	2,957,976	739,750
Other hotel operating expenses	333,998	279,648	63,297
Sales and marketing	2,356,533	2,044,479	502,030
General and administrative	1,723,820	1,621,233	340,276
Property taxes and insurance	708,438	731,059	183,919
Repairs and maintenance	692,968	689,305	165,443
Franchise fees	661,432	532,023	124,057
Utilities	634,200	629,753	150,714
Management fees to related party	421,445	315,032	78,629
Rent and rent related expenses	188,327	198,515	50,313
Property expenses	—	—	29,419
Depreciation	3,513,082	2,720,338	690,665
	17,322,344	15,804,039	3,813,363

OTHER OPERATING EXPENSES
Acquisition-related expenses	—	—	575,988
Corporate general and administrative expenses	110,631	163,476	124,831
	110,631	163,476	700,819

OPERATING (LOSS) INCOME	(579,919)	466,630	(632,276)

OTHER EXPENSES
Interest expense	2,521,815	2,325,079	581,241
Loss on derivative	27,058	28,699	18,462
	2,548,873	2,353,778	599,703

LOSS FROM OPERATIONS BEFORE INCOME TAXES	(3,128,792)	(1,887,148)	(1,231,979)
Provision for income taxes	(61,087)	(273,827)	(148,224)
NET LOSS	$(3,189,879)	$(2,160,975)	$(1,380,203)

See Notes to Consolidated Financial Statements.

Exhibit 99.3 - 4

CWI AM ATLANTA PERIMETER HOTEL, LLC

CONSOLIDATED STATEMENTS OF CHANGES IN CAPITAL
For the period from October 3, 2012 (date of acquisition) through December 31, 2012 and for the years ended December 31, 2014 and 2013 (Unaudited)

	Contributed Capital	Accumulated Deficit	Total
Inception at October 3, 2012 (Acquisition)	$—	$—	$—

Contributions	14,378,821	—	14,378,821

Net loss	—	(1,380,203)	(1,380,203)

Balance at December 31, 2012	14,378,821	(1,380,203)	12,998,618

Contributions (Unaudited)	3,052,616	—	3,052,616

Distributions to CWI Member (Unaudited)	(150,000)	—	(150,000)

Net loss (Unaudited)	—	(2,160,975)	(2,160,975)

Balance at December 31, 2013 (Unaudited)	17,281,437	(3,541,178)	13,740,259

Contributions (Unaudited)	4,245,231	—	4,245,231

Distributions to CWI Member (Unaudited)	(363,864)	—	(363,864)

Net loss (Unaudited)	—	(3,189,879)	(3,189,879)

Balance at December 31, 2014 (Unaudited)	$21,162,804	$(6,731,057)	$14,431,747

See Notes to Consolidated Financial Statements.

Exhibit 99.3 - 5

CWI AM ATLANTA PERIMETER HOTEL, LLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Year Ended December 31,		For the Period from October 3, 2012 (Acquisition) through December 31,
	2014 (Unaudited)	2013 (Unaudited)	2012
Cash Flows from Operating Activities
Net loss	$(3,189,879)	$(2,160,975)	$(1,380,203)
Adjustments to net loss:
Depreciation	3,513,082	2,720,338	690,665
Amortization of deferred financing costs	364,962	364,962	91,241
Loss on derivative	27,058	28,699	18,462
Changes in assets and liabilities:
Accounts receivable, net	69,239	40,670	(318,089)
Prepaid expenses and other assets	22,588	(169,079)	(276,349)
Accounts payable	49,507	(528,498)	671,164
Due to affiliates	207,674	(298,899)	345,073
Accrued expenses and other	417,136	(149,151)	885,549
Net Cash Provided by (Used in) Operating Activities	1,481,367	(151,933)	727,513

Cash Flows from Investing Activities
Investment in hotel	—	—	(39,520,840)
Funds released from (placed in) escrow, net	36,519	(392,535)	(181,657)
Capital expenditures	(9,165,607)	(5,980,546)	(35,576)
Net Cash Used in Investing Activities	(9,129,088)	(6,373,081)	(39,738,073)

Cash Flows from Financing Activities
Proceeds from mortgage financing	4,067,135	2,928,617	28,000,000
Payment of financing costs	—	—	(832,387)
Purchase of interest rate cap	—	—	(75,200)
Contributions from Members	4,245,231	3,052,616	14,378,821
Distributions to CWI Member	(363,864)	(150,000)	—
Net Cash Provided by Financing Activities	7,948,502	5,831,233	41,471,234

Net increase (decrease) in cash	300,781	(693,781)	2,460,674
Cash, beginning of period	1,766,893	2,460,674	—

Cash, End of Period	$2,067,674	$1,766,893	$2,460,674

Supplemental Disclosures of Cash Flow Information
Cash payments for interest, net of amounts capitalized	$1,927,987	$2,107,381	$321,222
Cash payments for income taxes	$—	$584,508	$—

Non-Cash Investing and Financing Activities
Mortgage loan exit fee	$—	$—	$262,500
Accrued capital expenditures	$63,121	$61,336	$170,641

See Notes to Consolidated Financial Statements.

Exhibit 99.3 - 6

CWI AM ATLANTA PERIMETER HOTEL, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Nature of Business and Significant Accounting Policies

CWI-AM Atlanta Perimeter Hotel, LLC (the “Company”) was formed on September 11, 2012 for the purpose of owning the property and operating, managing, financing, leasing, renovating, and improving the structures, buildings and improvements on the land located at 7 Concourse Parkway, Atlanta, Georgia.

The members of the Company are CWI Atlanta Perimeter Hotel, LLC (“CWI Member”), and Arden-Marcus Perimeter LLC (“Arden-Marcus Member”) (collectively, “the Members”). On October 3, 2012, the Company acquired the Westin Atlanta Perimeter North (the “Hotel”), a 372-room full-service hotel with the intention that when planned renovations were fully funded, the CWI Member and Arden-Marcus Member’s participation percentage would be 57% and 43%, respectively. At December 31, 2012, CWI had fully funded its participation percentage, with Arden-Marcus Member scheduled to fund its contribution over the renovation period. At December 31, 2013, Arden-Marcus had partially funded its contribution and CWI Member and Arden-Marcus Member had participation percentages of 71% and 29%, respectively. At December 31, 2014, Arden-Marcus has fully funded its contribution and CWI Member and Arden-Marcus Member have participation percentages of 57% and 43%, respectively. Atlanta Perimeter Hotel Operator, Inc. (the “Operator”) is a taxable REIT subsidiary (“TRS”) that is wholly owned by the Company. A TRS is subject to corporate federal income taxes. The TRS provides for income taxes in accordance with ASC 740, “Income Taxes.”

Basis of Presentation

In accordance with Rule 3-09 of Regulation S-X, full financial statements of significant equity investments are required to be presented in the annual report of the investor. For purposes of S-X 3-09, the investee’s separate annual financial statements should only depict the period of the fiscal year in which it was accounted for by the equity method by the investor. Accordingly, the accompanying consolidated financial statements have been prepared for the years ended December 31, 2014 and 2013 and the period from October 3, 2012 (date of acquisition) through December 31, 2012.

Principles of Consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the U.S. (“GAAP”). All intercompany accounts have been eliminated in consolidation.

Reclassifications

Certain prior period balance sheet amounts have been reclassified to conform to the current period presentation.

Accounting for Acquisitions

In accordance with guidance for business combinations, we determine whether a transaction or other event is a business combination, which requires that the assets acquired and the liabilities assumed constitute a business. Each business combination is then accounted for by applying the acquisition method of accounting. We record our investments in hotel properties based on the fair value of the identifiable assets acquired, intangible assets acquired, liabilities assumed and any noncontrolling interest in the acquired entity, and if applicable, recognizing and measuring goodwill or a gain from a bargain purchase at the acquisition date. Assets are recorded at fair value and allocated to land, hotel buildings, hotel building improvements, furniture, fixtures and equipment and intangibles, as applicable, using appraisals and valuations performed by management and independent third parties. Fair values are based on the exit price (i.e. the price that would be received in an orderly transaction to sell an asset or transfer a liability between market participants at the measurement date). We evaluate several factors, including market data for similar assets, expected cash flows discounted at risk adjusted rates and replacement cost for the assets to determine an appropriate exit cost when evaluating the fair value of our assets. We immediately expense acquisition-related costs and fees associated with transactions deemed to be business combinations.

Construction in Progress

For properties under construction, we capitalize interest expense and certain other costs, such as property taxes, property insurance and employee costs related to hotels undergoing major renovations.

Exhibit 99.3 - 7

Notes to Consolidated Financial Statements

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts and the disclosure of contingent amounts in our consolidated financial statements and the accompanying notes. Actual results could differ from those estimates.

Derivative Instruments

We measure derivative instruments at fair value and record them as assets or liabilities, depending on our rights or obligations under the applicable derivative contract. Derivatives that are not designated as hedges must be adjusted to fair value through earnings. For a derivative designated and that qualified as a cash flow hedge, the effective portion of the change in fair value of the derivative is recognized in Other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative’s change in fair value is immediately recognized in earnings.

Investment in Hotel

Investment in hotel including land, building and furniture, fixtures and equipment are initially recorded at fair value upon acquisition. Property and equipment purchased after the hotel acquisition date is recorded at cost. Renovations and/or replacements at the hotel properties that improve or extend the life of the assets are capitalized and depreciated over their useful lives, while repairs and maintenance are expensed as incurred. We capitalize interest and certain other costs, such as incremental labor costs relating to hotels undergoing major renovations and redevelopments. Such costs capitalized in 2014 and 2013 were $441,526 (unaudited) and $127,089 (unaudited), respectively, which includes $248,459 (unaudited) and $102,920 (unaudited) of interest capitalized in 2014 and 2013, respectively. Upon the sale or retirement of a fixed asset, the cost and related accumulated depreciation will be removed from the Hotel’s accounts and any resulting gain or loss will be included in the statement of operations.

Depreciation is computed using the straight-line method over the estimated useful lives of the assets: 30 years for the building and 8 to 20 years for building and site improvements, and one to ten years for furniture, fixtures and equipment.

Impairment

We periodically assess whether there are any indicators that the value of our long lived real estate assets may be impaired or that their carrying value may not be recoverable. We may incur impairment charges on our real estate assets.
For our real estate assets held for investment in which an impairment indicator is identified, we follow a two-step process to determine whether an asset is impaired and to determine the amount of the charge. First, we compare the carrying value of the property’s asset group to the estimated future net undiscounted cash flow that we expect the property’s asset group will generate, including any estimated proceeds from the eventual sale of the property’s asset group. The undiscounted cash flow analysis requires us to make our best estimate of, among other things, net operating income, residual values and holding periods. Depending on the assumptions made and estimates used, the future cash flow projected in the evaluation of long-lived assets can vary within a range of outcomes. We consider the likelihood of possible outcomes in determining our estimate of future cash flows and, if warranted, we apply a probability-weighted method to the different possible scenarios. If the future net undiscounted cash flow of the property’s asset group is less than the carrying value, the property’s asset group is considered to be impaired. We then measure the loss as the excess of the carrying value of the property’s asset group over its estimated fair value. The property’s asset group’s estimated fair value is primarily determined using market information from outside sources such as broker quotes or recent comparable sales. In cases where the available market information is not deemed appropriate, we perform a future net cash flow analysis discounted for inherent risk associated with each asset to determine an estimated fair value.
No impairment of the carrying value of long-lived assets was recognized during the years ended December 31, 2014 and 2013 (unaudited), and the period from acquisition through December 31, 2012.

Cash

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash deposited with financial institutions in excess of amounts insured by the Federal Deposit Insurance Corporation. The Company believes it places cash balances with quality financial institutions, which limits its credit risk.

Exhibit 99.3 - 8

Notes to Consolidated Financial Statements

Restricted Cash

Restricted cash consists primarily of amounts escrowed pursuant to the terms of our mortgage debt for property taxes and insurance as of December 31, 2014, and amounts escrowed to fund planned renovations and improvements, property taxes and insurance as of December 31, 2013.

Accounts Receivable, Net

Accounts receivable, net are comprised of (i) amounts billed but uncollected for room rental and food and beverage sales and (ii) amounts earned but unbilled for the aforementioned services until guests check out of the Hotel. Receivables are recorded at management’s estimate of the amounts that will ultimately be collected. The Company had no allowance for doubtful accounts as of December 31, 2014 (unaudited) and an allowance for doubtful accounts of $16,862 as of December 31, 2013(unaudited).

Prepaid Expenses and Other Assets

Prepaid expenses include prepaid income taxes, prepaid insurance, prepaid hotel franchise fees and other prepaid expenses. At December 31, 2014 and 2013, prepaid expenses totaled $307,516 (unaudited) and $334,919 (unaudited), respectively. At December 31, 2014 and 2013, other assets include a derivative instrument, inventories, security deposits and deferred tax assets totaling $116,305 (unaudited) and $138,549 (unaudited), respectively. Inventories consist of food, beverage and supplies and are stated at the lower of cost or market.

Revenues

Hotel revenues are recognized when the services are provided and items are sold. Revenues consist of room sales, food and beverage sales, and other department revenues such as convention and event space rental, telephone and gift shop. Sales and occupancy taxes collected from customers submitted to the taxing authorities are not recorded in revenue.

Deferred Financing Costs

Loan costs are deferred and expensed over the term of the loan using the straight-line method which approximates the effective interest method, and the expense is reflected as a component of interest expense in the accompanying consolidated statements of operations. As of December 31, 2014 and 2013 accumulated amortization for loan costs was $821,165 (unaudited) and $456,203 (unaudited), respectively.

Income Taxes

For federal and state income tax purposes, there are two distinct filing entities – the Company and the Operator, a taxable REIT subsidiary or TRS. The Company, organized as a state limited liability company, has not elected to be taxed as an association taxable as a corporation and by default is treated as a partnership for federal and state income tax purposes. As a partnership, the Company is not subject to federal or state income taxes and taxable income or loss will be allocated in accordance with the operating agreement to the members. The Company is subject to a state limited liability company fee. Any penalties or interest incurred in relation to filing respective tax returns will be paid by the Company.

As a TRS, the Operator is taxable as a corporation and is therefore subject to corporate federal and state income tax.
Management is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. For tax positions meeting the more likely than not threshold, the tax amount recognized in the financial statements is reduced by the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement with the relevant taxing authority. Management has determined that no such reserves were required at December 31, 2014 (unaudited) and 2013 (unaudited).

Exhibit 99.3 - 9

Notes to Consolidated Financial Statements

Note 2. Acquisition of Hotel Property

On October 3, 2012, through our wholly-owned subsidiary, we acquired the Hotel for $39,520,840. In connection with the acquisition, we obtained a mortgage loan of up to $35,000,000 (Note 7), which will be used, in part, to fund renovations.

The following table presents a summary of assets acquired at the date of acquisition:

Acquisition Consideration
Cash consideration	$39,520,840

Assets Acquired at Fair Value
Land	$7,967,965
Building	27,659,465
Building and site improvements	380,745
Furniture, fixtures and equipment	3,512,665
$39,520,840

Note 3. Investment in Hotel

Investment in hotel consists of the following:

	December 31,
	2014 (Unaudited)	2013 (Unaudited)
Land	$7,967,965	$7,967,965
Building	27,659,465	27,659,465
Building and site improvements	9,993,527	380,745
Furniture, fixtures and equipment	6,072,145	3,548,240
Construction in progress	—	6,212,524
Hotel, at cost	51,693,102	45,768,939
Less: Accumulated depreciation	(3,680,854)	(3,411,003)
Net investment in Hotel	$48,012,248	$42,357,936

During the year ended December 31, 2014, we retired fully-depreciated furniture, fixtures and equipment aggregating $3,243,230. The balance of $6,212,524 of construction in progress as of December 31, 2013 was placed in service during 2014.

Note 4. Franchise Agreement

The Hotel is operated as a Westin pursuant to a 20-year franchise agreement with Westin Hotel Management, L.P. (“Starwood”) which expires in October 2032. The franchise fees are computed as a percentage of gross room sales and food and beverage revenue, however the agreement allows for a deferral period which reduced the franchise fees for the period from acquisition through December 31, 2012. Franchise fees paid to Starwood were $661,432 (unaudited), $532,023 (unaudited) and $124,057 for the years ended December 31, 2014 and 2013 and the period from acquisition through December 31, 2012, respectively. The franchise agreement also provides for a monthly marketing program fee computed as a percentage of gross rooms sales. Marketing program fees paid to Starwood were $232,359 (unaudited), $213,792 (unaudited) and $47,924 for the years ended December 31, 2014 and 2013 and the period from acquisition through December 31, 2012, respectively, and are reflected as a component of sales and marketing expenses in the accompanying consolidated statements of operations.

Note 5. Fair Value Measurements

The fair value of an asset is defined as the exit price, which is the amount that would either be received when an asset is sold or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The guidance establishes a three-tier fair value hierarchy based on the inputs used in measuring fair value. These tiers are: Level 1, for which quoted market prices for identical instruments are available in active markets, such as money market funds, equity securities and U.S. Treasury securities; Level 2, for which there are inputs other than quoted prices included within Level 1 that are

Exhibit 99.3 - 10

Notes to Consolidated Financial Statements

observable for the instrument, such as certain derivative instruments including interest rate caps and swaps; and Level 3, for securities that do not fall into Level 1 or Level 2 and for which little or no market data exists, therefore requiring us to develop our own assumptions.

Derivative Asset — Our derivative asset is an interest rate cap. This derivative instrument was measured at fair value using readily observable market inputs, such as quotations on interest rates. This derivative instrument was classified as Level 2 as this instrument is a custom, over-the-counter contract with various bank counterparties that are not traded in an active market.

The following tables set forth our asset that was accounted for at fair value on a recurring basis:

			Fair Value Measurements at December 31, 2014 (Unaudited) Using:
			Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Unobservable Inputs
Description	Balance Sheet Location	Total	(Level 1)	(Level 2)	(Level 3)
Derivative asset	Prepaid expenses and other assets	$981	$—	$981	$—

			Fair Value Measurements at December 31, 2013 (Unaudited) Using:
			Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Unobservable Inputs
Description	Balance Sheet Location	Total	(Level 1)	(Level 2)	(Level 3)
Derivative asset	Prepaid expenses and other assets	$28,039	$—	$28,039	$—

We did not have any transfers into or out of Level 1, Level 2 and Level 3 measurements during December 31, 2014, 2013 and the period from acquisition through December 31, 2012.

Our other financial instrument had the following carrying value and fair value:

		December 31, 2014 (Unaudited)		December 31, 2013 (Unaudited)
	Level	Carrying Value	Fair Value	Carrying Value	Fair Value
Debt	3	$35,258,522	$35,242,229	$31,191,117	$32,720,952

We determined the estimated fair value using a discounted cash flow model with rates that take into account the interest rate risk. We also considered the value of the underlying collateral taking into account the quality of the collateral and the current interest rate. We estimated that our other financial assets and liabilities had fair values that approximated their carrying values at December 31, 2014 and 2013.

Note 6. Derivative Financial Instrument

Use of Derivative Financial Instruments

When we use derivative instruments, it is generally to reduce our exposure to fluctuations in interest rates. We have not entered, and do not plan to enter into, financial instruments for trading or speculative purposes. We have established policies and procedures for risk assessment and the approval, reporting and monitoring of derivative financial instrument activities.

Interest Rate Cap

We are exposed to the impact of interest rate changes primarily through our variable rate loan. An interest rate cap limits the effective borrowing rate of variable-rate debt obligations while allowing participants to share in downward shifts in interest rates. Our objective in using an interest rate cap is to limit our exposure to interest rate movements.

In connection with the acquisition, we obtained a mortgage loan of up to $35,000,000, which will mature on October 2, 2015. The mortgage loan provides an option for two one-year extensions. The annual interest rate during the initial three year term and first extension term is 6.0% plus one-month London inter-bank offered rate (“LIBOR”), which has been effectively capped

Exhibit 99.3 - 11

Notes to Consolidated Financial Statements

at 7.0% through the use of an interest rate cap which matures at the end of the initial three-year term. At inception, the interest rate cap qualified for hedge accounting, however, during the fourth quarter of 2012, this derivative instrument no longer qualified for hedge accounting and has subsequently been accounted for as a mark-to-market derivative.

The following table sets forth certain information regarding our derivative instrument (unaudited):

		Asset Derivative Fair Value at December 31,
Derivative Instrument	Balance Sheet Location	2014	2013
Interest rate cap	Prepaid expenses and other assets	$981	$28,039

The following tables present the impact of our derivative instrument on the consolidated financial statements:

		Amount of Loss Recognized on Derivative
Derivative Not in Cash Flow Hedging Relationship	Location of Loss Recognized in Income	Year Ended December 31, 2014 (Unaudited)	Year Ended December 31, 2013 (Unaudited)	For the Period from October 3, 2012 (Acquisition) to December 31, 2012
Interest rate cap (a)	Loss on derivative	$27,058	$28,699	$18,462
__________

(a)
We reclassified $13,797 that was originally recorded in Other comprehensive loss to Loss on derivatives during the period from acquisition through December 31, 2012, representing the loss recognized on the interest rate cap during the period it qualified for hedge accounting. Upon disqualification for hedge accounting, the amount recorded in Other comprehensive loss was reclassified to Loss on derivative in the consolidated statements of operations, resulting in no impact to Other comprehensive loss.

Note 7. Debt

We obtained a non-recourse mortgage loan of up to $35,000,000 in connection with the acquisition, which will be used, in part, to fund renovations. The loan will mature on October 2, 2015, at which time the principal balance is due in full. The mortgage loan provides an option for two one-year extensions, subject to certain conditions. The annual interest rate during the initial three-year term and first extension term is 6.0% plus one-month LIBOR, which has been effectively fixed at 7.0% through the use of an interest rate cap designated which matures at the end of the initial three-year term. We intend to refinance the loan, although there can be no assurance that we will be able to do so on favorable terms, if at all.

Interest expense was $2,405,313 (unaudited), $2,063,037 (unaudited) and $490,000 for the years ended December 31, 2014 and 2013, and the period from acquisition through December 31, 2012. In 2012, the Company accrued a mortgage loan priority exit fee in the amount of $262,500, which is included in Debt on our balance sheet.

As of December 31, 2014 (unaudited), 2013 (unaudited) and 2012, the Company was in compliance with all financial covenants.

Note 8. Related-Party Transactions

The Hotel is managed by Marcus, an affiliate of the Arden-Marcus Member. The management agreement is for a ten-year term, with automatic one-year renewal terms. Pursuant to the terms of the management agreement, Marcus earns a base management fee of 3.0% of total revenues. Commencing in 2015, Marcus is also entitled to an incentive management fee, as described in the management agreement. Base management fees were $421,445 (unaudited), $315,032 (unaudited) and $78,629 for the years ended December 31, 2014 and 2013, and the period from acquisition through December 31, 2012, respectively. Management fees of $37,500 were waived for the 2012 period.

In addition to the management fees, the Hotel is also required to pay Marcus an accounting and information technology services fee (the “AIT fee”) in the amount of $7,500 per month, reduced to $5,000 per month in October 2014, in consideration for centralized accounting and information technology services related to the operation of the Hotel. AIT fees were $82,500 (unaudited), $90,000 (unaudited) and $22,500 for the years ended December 31, 2014 and 2013, and the period from acquisition through December 31, 2012, respectively, and are reflected as a component of general and administrative expenses in the accompanying consolidated statements of operations.

The Hotel also receives customary asset management services from The Arden Group, an affiliate of Arden-Marcus Member.  Pursuant to the terms of the operating agreement, The Arden Group earns an annual fee of $50,000 (unaudited) in both 2013

Exhibit 99.3 - 12

Notes to Consolidated Financial Statements

and 2014 and 0.5% of total revenues (as defined in the management agreement) in 2015 and thereafter. This fee is reflected as a component of corporate general and administrative expenses in the accompanying consolidated statements of operations.

Note 9. Income Taxes

We have elected to treat our wholly-owned corporate subsidiary, which engages in hotel operations, as a TRS, and it is, therefore, subject to federal and state corporate income taxes. State income tax expense was $8,004 (unaudited), $44,489 (unaudited) and $24,793 for the years ended December 31, 2014 and 2013, and the period from acquisition through December 31, 2012, respectively. Federal income tax expense was $51,844 (unaudited), $239,576 (unaudited) and $135,948 for the years ended December 31, 2014 and 2013, and the period from acquisition through December 31, 2012, respectively.

Deferred income taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. As of December 31, 2014 and 2013, the TRS deferred tax asset was $21,516 (unaudited) and $22,755 (unaudited), respectively, resulting from accrued but unpaid vacation payable, which is reflected in Prepaid expenses and other assets on the accompanying consolidated balance sheets. The Company’s deferred tax expense (benefit) was $1,239 (unaudited), ($10,238) (unaudited) and ($12,517) for the years ended December 31, 2014 and 2013 and the period from acquisition through December 31, 2012, respectively. No valuation allowance was recorded against its deferred tax asset because it is more likely than not to be realized in future periods. In evaluating the TRS’ ability to realize its deferred income tax assets, the TRS considers all available positive and negative evidence, including operating results, ongoing tax planning, and forecasts of future taxable income on a jurisdiction by jurisdiction basis.

Our tax returns are subject to audit by taxing authorities. Such audits can often take years to complete and settle. The 2012, 2013 and 2014 tax years remain open to examination by the major taxing jurisdictions to which we are subject.

Note 10. Commitments and Contingencies

From time to time, the Company is involved in litigation arising in the normal course of business, none of which is expected to have a material adverse effect on the financial position, results of operations or cash flows of the Hotel at December 31, 2014 (unaudited), 2013 (unaudited) and 2012.

Our franchise agreement requires the Company to make planned renovations to the Hotel. At acquisition, the Company committed to funding $14,400,000 of renovations. As of December 31, 2013, the Company had a remaining commitment of $8,300,000. As of December 31, 2014, the Company had funded $14,400,000 of renovations and had no remaining commitment.

Note 11. Subsequent Events

For the period ended December 31, 2012, management has evaluated the activity of the Company through March 12, 2013 and for the years ended December 31, 2014 (unaudited) and 2013 (unaudited) , management has evaluated the activity of the Company through March 11, 2015 and March 14, 2014, respectively, the respective dates the financial statements were issued, and concluded that no subsequent events have occurred that would require disclosure in the Notes to the Consolidated Financial Statements.

Exhibit 99.3 - 13